

By Electronic Mail

October 5, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: VanEck ETF Trust
         Issuer CIK: 0001137360
         Issuer File Number: 333-123257 /811-10325
         Form Type: 8-A12B
         Filing Date: October 5, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated September 23, 2022, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- VanEck Morningstar SMID Moat ETF (SMOT)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications